May 8, 2025

George Bee
Chief Executive Officer and President
U.S. Gold Corp.
1910 E. Idaho Street, Suite 102-Box 604
Elko, NV 89801

       Re: U.S. Gold Corp.
           Registration Statement on Form S-3
           Filed May 2, 2025
           File No. 333-286946
Dear George Bee:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Karina Dorin at 202-551-3763 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation